Consent of Qualified Person

I, Richard Gowans, consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Preliminary Economic Assessment of Lithium Hydroxide Production, Separation Rapids Lithium Project, Kenora, Ontario” and dated November 10, 2016 (the “Technical Report”) by Avalon Advanced Materials Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press releases dated September 27, 2016 and October 25, 2016 (the “Press Releases”) of the Company.

I certify that I have read the Press Releases and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this 10th day of November, 2016

“Richard Gowans” {signed and sealed}

Richard Gowans P.Eng.

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